UNITED STATES
                                                                 SEC FILE NUMBER
                                                                      0-13117

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                    CUSIP NUMBER
                                                                     594915 20 9

(Check One): [ ]Form 10-KSB   [ ]Form 20-F   [ ]Form 11-K    [X]Form 10-QSB
             [ ]Form N-SAR

          For Period Ended:  December 31, 1998
                             -------------------------------

       [ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR
       [ ] Transition Report on Form 11-K
       For the Transition Period Ended: ----------------------------------------


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

 MicroFrame, Inc.
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Full Name of Registrant

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Former Name if Applicable

 21 Meridian Road
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Address of Principal Executive Office (Street and Number)

 Edison, New Jersey 08820
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)      The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                          PART IV -- OTHER INFORMATION

     1. Name and telephone number of person to contact in regard to this notification

             John F. McTigue              732                 494-4440
          -------------------         ------------         ------------------
               (Name)                  (Area Code)         (Telephone Number)


     2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
                                                                 Yes [ ]  No [X]

         -----------------------------------------------------------------------
     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 Yes [X]  No [ ]


         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.


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                                MicroFrame, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      February 16, 1999                    By:    /s/ John F. McTigue
     ----------------------------------              ---------------------------
                                                         John F. McTigue,
                                                        Chief Financial Officer

                                  ATTACHMENT A

                              PART III - NARRATIVE


The Registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 1998 (the "Quarterly Report") could not be filed within the prescribed time period since the Company, which is a small company with limited resources and a small accounting staff, is in the process of completing a substantial acquisition which has been previously reported. The Chief Financial Officer is actively involved in this transaction and his attention is vital to its completion thereof. As a result, a substantial portion of the Quarterly Report, including the financial statements of the Company for the fiscal quarter ended December 31, 1998 and the notes thereto, have not yet been completed.